UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Weight Watchers International, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value per share

(Titles of Class of Securities)

948626 10 6

(CUSIP Number of Class of Securities)

Jeffrey A. Fiarman, Esq.

Executive Vice President, General Counsel and Secretary

11 Madison Avenue

New York, New York 10010

(212) 589-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Persons)

With a copy to:

Kenneth B. Wallach, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$448,200,000	$47,958

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of at total of 8,300,000 shares of outstanding common stock, no par value per share, of Weight Watchers International, Inc., together with the associated preferred stock purchase rights, at the maximum tender offer price of $54.00 per share.
**	The amount of the filing fee equals $107.00 per million of the transaction value and is estimated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2007 issued by the Securities and Exchange Commission.
☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Weight Watchers International, Inc., a Virginia corporation (“Weight Watchers” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 8,300,000 shares of its common stock, no par value per share (the “Common Stock”), including the associated preferred stock purchase rights (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $54.00 nor less than $47.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2006 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer. This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. Subject Company Information.

(a) The name of the issuer is Weight Watchers International, Inc., a Virginia corporation. The address of the Company’s principal executive offices is 11 Madison Avenue, New York, New York 10010. The Company’s telephone number is (212) 589-2700.

(b) This Schedule TO relates to the Shares of Weight Watchers. As of November 30, 2006, there were 97,477,075 Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends; Rights Agreement”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

(a) Weight Watchers International, Inc. is the filing person and subject company. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4. Terms of the Transaction.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price Proration”) is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 15 (“Extension of the Offer; Termination; Amendment”) is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 15 (“Extension of the Offer; Termination; Amendment”) is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.

(a)(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 13 (“United States Federal Income Tax Consequences”) is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1–10) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 9 (“Source and Amount of Funds”) and Section 10 (“Certain Information Concerning the Company”) is incorporated herein by reference.

ITEM 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

ITEM 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Offer to Purchase titled “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. Financial Statements.

Not applicable. In accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material because: (1) the consideration offered consists solely of cash; (2) the Offer is not subject to any financing condition and (3) the Offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

ITEM 11. Additional Information.

(a)(1) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 14 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 18, 2006.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Shareholders, dated December 18, 2006.

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Form of Summary Advertisement.

(a)(5)(B)	Press Release issued by Weight Watchers International, Inc. on December 18, 2006.

(b)	Commitment Letter, dated December 18, 2006, by and between Weight Watchers International, Inc. and Credit Suisse Securities (USA) LLC and Credit Suisse.

(d)(1)	Stock Purchase Agreement, dated as of December 17, 2006, by and between Weight Watchers International, Inc. and Artal Holdings Sp. z o.o.

(d)(2)	Rights Agreement, dated as of November 15, 2001, between Weight Watchers International Inc. and Computershare Trust Company, N.A. (formerly EquiServe Trust Company, N.A.) (filed as Exhibit 4.5 to the Company’s Registration Statement on Form S-3 (File No. 333-89444) as filed on May 31, 2002, and incorporated herein by reference).

Exhibit Number	Description
(d)(3)	First Amendment, dated as of November 4, 2003, to the Rights Agreement, dated as of November 15, 2001 by and between Weight Watchers International, Inc. and Computershare Trust Company, N.A. (formerly EquiServe Trust Company, N.A.) (filed as Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2003, and incorporated herein by reference).

(d)(4)	Stockholders’ Agreement, dated as of September 30, 1999, among Weight Watchers International, Inc., Artal Luxembourg S.A., Merchant Capital, Inc., Logo Incorporated Pty. Ltd., Longisland International Limited, Envoy Partners and Scotiabanc, Inc. (filed as Exhibit 10.9 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-69362) as filed on October 29, 2001, and incorporated herein by reference).

(d)(5)	Weight Watchers Executive Profit Sharing Plan, dated as of October 4, 1999 (filed as Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2000, and incorporated herein by reference).

(d)(6)	Statement of Amendments to the Executive Profit Sharing Plan (filed as Exhibit 99.5 to the Company’s Current Report on Form 8-K as filed on December 15, 2006, and incorporated herein by reference).

(d)(7)	1999 Stock Purchase and Option Plan of Weight Watchers International, Inc. and Subsidiaries (filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2000, and incorporated herein by reference).

(d)(8)	Statement of Amendments to the 1999 Stock Purchase and Option Plan (filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K as filed on December 15, 2006, and incorporated herein by reference).

(d)(9)	2004 Stock Incentive Plan of Weight Watchers International, Inc. and its Subsidiaries (filed as Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A filed on April 8, 2004, and incorporated herein by reference).

(d)(10)

Amendment to Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005, and incorporated herein by reference).

(d)(11)	Statement of Amendments to the 2004 Stock Incentive Plan (filed as Exhibit 99.4 to the Company’s Current Report on Form 8-K as filed on December 15, 2006, and incorporated herein by reference).

(d)(12)	Corporate Agreement, dated as of September 10, 2001, between Weight Watchers International, Inc. and WeightWatchers.com, Inc. and Artal Luxembourg S.A. (filed as Exhibit 10.36 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-69362) as filed on November 9, 2001, and incorporated herein by reference).

(d)(13)	Amendment, dated as of July 1, 2005, to the Corporate Agreement, dated as of November 5, 2001, by and between Weight Watchers International, Inc. and Artal Luxembourg, S.A. (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005, and incorporated herein by reference).

(d)(14)	Registration Rights Agreement, dated as of September 29, 1999, among Weight Watchers International, Inc., H.J. Heinz Company and Artal Luxembourg S.A. (filed as Exhibit 10.38 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-69362) as filed on October 29, 2001, and incorporated herein by reference).

(d)(15)	Form of Continuity Agreement, between Weight Watchers International, Inc. and certain key executives (filed as Exhibit 10.38 to the Company’s Annual Report on Form 10-K, for the fiscal year ended January 3, 2004, and incorporated herein by reference).

Exhibit Number	Description

(d)(16)	Statement of Amendment to Forms of Continuity Agreements (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, as filed on December 15, 2006, and incorporated herein by reference).

(d)(17)	Form of Term Sheet for Employee Stock Awards and Form of Terms and Conditions for Employee Stock Awards for the 1999 Stock Purchase and Option Plan of Weight Watchers International Inc. and Subsidiaries and the 2004 Stock Incentive Plan of Weight Watchers International Inc. and Subsidiaries (filed as Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and incorporated herein by reference).

(d)(18)	Form of Term Sheet for Employee Restricted Stock Unit Awards and Form of Terms and Conditions for Employee Restricted Stock Unit Awards for the 1999 Stock Purchase and Option Plan of Weight Watchers International Inc. and Subsidiaries and the 2004 Stock Incentive Plan of Weight Watchers International Inc. and Subsidiaries (filed as Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and incorporated herein by reference).

(d)(19)	Form of Director Restricted Stock Agreement for Weight Watchers International, Inc. non-employee director restricted stock issued under the 2004 Stock Incentive Plan of Weight Watchers International, Inc. (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, and incorporated herein by reference).

(d)(20)	Agreement and Plan of Merger, by and among Weight Watchers International, Inc., WeightWatchers.com, Inc. and SCW Merger Sub, Inc. dated as of June 13, 2005 (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005, and incorporated herein by reference).

(d)(21)	Redemption Agreement, by and among Artal Luxembourg, S.A., WeightWatchers.com, Inc., and Weight Watchers International, Inc., dated as of June 13, 2005 is incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005, and incorporated herein by reference).

(d)(22)	Summary of Retirement Arrangement for Linda Huett (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed on December 15, 2006, and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEIGHT WATCHERS INTERNATIONAL, INC.

By:	/s/ Jeffrey A. Fiarman
Name:	Jeffrey A. Fiarman
Title:	Executive Vice President, General Counsel and Secretary

Date: December 18, 2006

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 18, 2006.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Shareholders, dated December 18, 2006.

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Form of Summary Advertisement.

(a)(5)(B)	Press Release issued by Weight Watchers International, Inc. on December 18, 2006.

(b)	Commitment Letter, dated December 18, 2006, by and between Weight Watchers International, Inc. and Credit Suisse Securities (USA) LLC and Credit Suisse.

(d)(1)	Stock Purchase Agreement, dated as of December 17, 2006, by and between Weight Watchers International, Inc. and Artal Holdings Sp. z o.o.

(d)(2)	Rights Agreement, dated as of November 15, 2001, between Weight Watchers International, Inc. and Computershare Trust Company, N.A. (formerly EquiServe Trust Company, N.A.) (filed as Exhibit 4.5 to the Company’s Registration Statement on Form S-3 (File No. 333-89444) as filed on May 31, 2002, and incorporated herein by reference).

(d)(3)	First Amendment, dated as of November 4, 2003, to the Rights Agreement, dated as of November 15, 2001, by and between Weight Watchers International, Inc. and Computershare Trust Company, N.A. (formerly EquiServe Trust Company, N.A.) (filed as Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2003, and incorporated herein by reference).

(d)(4)	Stockholders’ Agreement, dated as of September 30, 1999, among Weight Watchers International, Inc., Artal Luxembourg S.A., Merchant Capital, Inc., Logo Incorporated Pty. Ltd., Longisland International Limited, Envoy Partners and Scotiabanc, Inc. (filed as Exhibit 10.9 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-69362) as filed on October 29, 2001, and incorporated herein by reference).

(d)(5)	Weight Watchers Executive Profit Sharing Plan, dated as of October 4, 1999 (filed as Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2000, and incorporated herein by reference).

(d)(6)	Statement of Amendments to the Executive Profit Sharing Plan (filed as Exhibit 99.5 to the Company’s Current Report on Form 8-K as filed on December 15, 2006, and incorporated herein by reference).

(d)(7)	1999 Stock Purchase and Option Plan of Weight Watchers International, Inc. and Subsidiaries (filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2000, and incorporated herein by reference).

(d)(8)	Statement of Amendments to the 1999 Stock Purchase and Option Plan (filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K as filed on December 15, 2006, and incorporated herein by reference).

Exhibit Number	Description

(d)(9)	2004 Stock Incentive Plan of Weight Watchers International, Inc. and its Subsidiaries (filed as Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A filed on April 8, 2004, and incorporated herein by reference).

(d)(10)

Amendment to Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005, and incorporated herein by reference).

(d)(11)	Statement of Amendments to the 2004 Stock Incentive Plan (filed as Exhibit 99.4 to the Company’s Current Report on Form 8-K as filed on December 15, 2006, and incorporated herein by reference).

(d)(12)	Corporate Agreement, dated as of September 10, 2001, between Weight Watchers International, Inc. and WeightWatchers.com, Inc. and Artal Luxembourg S.A. (filed as Exhibit 10.36 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-69362) as filed on November 9, 2001, and incorporated herein by reference).

(d)(13)	Amendment, dated as of July 1, 2005, to the Corporate Agreement, dated as of November 5, 2001, by and between Weight Watchers International, Inc. and Artal Luxembourg, S.A. (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005, and incorporated herein by reference).

(d)(14)	Registration Rights Agreement, dated as of September 29, 1999, among Weight Watchers International, Inc., H.J. Heinz Company and Artal Luxembourg S.A. (filed as Exhibit 10.38 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-69362) as filed on October 29, 2001, and incorporated herein by reference).

(d)(15)	Form of Continuity Agreement, between Weight Watchers International, Inc. and certain key executives (filed as Exhibit 10.38 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2004, and incorporated herein by reference).

(d)(16)	Statement of Amendment to Forms of Continuity Agreements (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, as filed on December 15, 2006, and incorporated herein by reference).

(d)(17)	Form of Term Sheet for Employee Stock Awards and Form of Terms and Conditions for Employee Stock Awards for the 1999 Stock Purchase and Option Plan of Weight Watchers International Inc. and Subsidiaries and the 2004 Stock Incentive Plan of Weight Watchers International Inc. and Subsidiaries (filed as Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and incorporated herein by reference).

(d)(18)	Form of Term Sheet for Employee Restricted Stock Unit Awards and Form of Terms and Conditions for Employee Restricted Stock Unit Awards for the 1999 Stock Purchase and Option Plan of Weight Watchers International Inc. and Subsidiaries and the 2004 Stock Incentive Plan of Weight Watchers International Inc. and Subsidiaries (filed as Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and incorporated herein by reference).

(d)(19)	Form of Director Restricted Stock Agreement for Weight Watchers International, Inc. non-employee director restricted stock issued under the 2004 Stock Incentive Plan of Weight Watchers International, Inc. (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, and incorporated herein by reference).

(d)(20)	Agreement and Plan of Merger, by and among Weight Watchers International, Inc., WeightWatchers.com, Inc. and SCW Merger Sub, Inc. dated as of June 13, 2005 (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005, and incorporated herein by reference).

(d)(21)	Redemption Agreement, by and among Artal Luxembourg, S.A., WeightWatchers.com, Inc., and Weight Watchers International, Inc., dated as of June 13, 2005 is incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005, and incorporated herein by reference).

(d)(22)	Summary of Retirement Arrangement for Linda Huett (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed on December 15, 2006, and incorporated herein by reference).

Exhibit Number	Description
(g)	Not applicable.

(h)	Not applicable.